UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports June 2011 passenger traffic

Monterrey, Mexico, July 11, 2011—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 0.7% in June 2011, as compared to June 2010. Domestic traffic increased 1.6%, and international traffic decreased 5.1%.

Of total June traffic, 96.5% was commercial aviation and 3.5% was general aviation.

Total Passengers*
	Jun 2010	Jun 2011	Change %	Jan-Jun 2010	Jan-Jun 2011	Change %
Domestic	826,004	839,515	1.6	4,650,772	4,670,071	0.4
International	130,884	124,256	(5.1)	1,024,354	933,052	(8.9)
OMA Total	956,888	963,771	0.7	5,675,126	5,603,123	(1.3)
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit

Domestic traffic increased in seven airports in June, with the most noteworthy increases in Monterrey (+3.0%), Torreón (+22.9%), Tampico (+11.1%), Ciudad Juárez (+6.7%), and San Luis Potosí (+22.0%). In Monterrey, traffic increased principally on the Cancún and Mexico City routes. In Torreón, traffic increased on the routes to Mexico City and Monterrey.  In Tampico, traffic increased on the Mexico City and Monterrey routes. In Ciudad Juárez and San Luis Potosí, there were increases on the Mexico City routes and in general aviation. Traffic decreased most at the airports in Acapulco (-14.3%), Culiacán (-5.4%), Zacatecas (-18.7%), and Chihuahua (-3.4%). In Acapulco, the reduction was primarily on the Mexico City and Guadalajara routes.  In Culiacán, the reduction was on the Toluca and Tijuana routes.  The reduction in Zacatecas was in the Tijuana and Mexico City routes. The reduction in Chihuahua was on the Toluca and Guadalajara routes. The suspension of the airlines of Grupo Mexicana continued to affect domestic traffic principally in Culiacán, Acapulco, and Zacatecas.

International traffic increased most significantly in Monterrey (+12.7%), principally on the Houston route. The greatest decreases were recorded in Zacatecas (-54.4%), Acapulco (-57.1%), Zihuatanejo (-33.6%), and Mazatlán (-11.3%).  Zacatecas traffic decreased most on the Los Angeles and Chicago routes. Acapulco was most affected on the Houston and Phoenix routes. Zihuatanejo traffic decreased principally on the Houston and Los Angeles routes. Mazatlán traffic decreased most on the Phoenix and Houston routes.

The total number of flight operations (takeoffs and landings) in June decreased 8.8% as compared to the prior year period. Domestic flights decreased 9.6%, and international flights decreased 2.9%.

Total Passengers*

	Jun 2010	Jun 2011	Change %	Jan-Jun 2010	Jan-Jun 2011	Change %
Acapulco	47,897	37,920	(20.8)	412,719	317,686	(23.0)
Ciudad Juárez	54,379	58,006	6.7	305,658	308,923	1.1
Culiacán	86,037	81,463	(5.3)	528,634	501,958	(5.0)
Chihuahua	65,959	64,272	(2.6)	389,058	359,012	(7.7)
Durango	19,157	19,409	1.3	104,061	107,270	3.1
Mazatlán	54,773	51,596	(5.8)	415,088	372,898	(10.2)
Monterrey	460,912	480,622	4.3	2,512,653	2,614,968	4.1
Reynosa	18,366	19,440	5.8	102,891	94,008	(8.6)
San Luis Potosí	18,711	21,730	16.1	102,615	115,119	12.2
Tampico	41,793	45,942	9.9	215,776	246,208	14.1
Torreón	27,321	32,828	20.2	166,559	173,181	4.0
Zacatecas	28,900	19,968	(30.9)	140,365	111,117	(20.8)
Zihuatanejo	32,683	30,575	(6.4)	279,049	280,775	0.6
OMA Total	**956,888**	**963,771**	**0.7**	**5,675,126**	**5,603,123**	**(1.3)**

Domestic Passengers*

	Jun 2010	Jun 2011	Change %	Jan-Jun 2010	Jan-Jun 2011	Change %
Acapulco	40,562	34,772	(14.3)	283,548	238,991	(15.7)
Ciudad Juárez	54,342	57,981	6.7	305,413	307,861	0.8
Culiacán	85,003	80,398	(5.4)	521,625	495,658	(5.0)
Chihuahua	60,426	58,383	(3.4)	355,771	325,449	(8.5)
Durango	17,692	17,636	(0.3)	96,662	98,378	1.8
Mazatlán	34,204	33,360	(2.5)	187,661	179,397	(4.4)
Monterrey	399,765	411,692	3.0	2,169,141	2,238,785	3.2
Reynosa	18,255	19,403	6.3	102,249	93,869	(8.2)
San Luis Potosí	12,682	15,467	22.0	69,702	80,218	15.1
Tampico	38,179	42,416	11.1	194,728	224,884	15.5
Torreón	23,360	28,713	22.9	143,509	150,721	5.0
Zacatecas	19,011	15,462	(18.7)	89,268	87,598	(1.9)
Zihuatanejo	22,523	23,832	5.8	131,495	148,262	12.8
OMA Total	**826,004**	**839,515**	**1.6**	**4,650,772**	**4,670,071**	**0.4**

International Passengers*

	Jun 2010	Jun 2011	Change %	Jan-Jun 2010	Jan-Jun 2011	Change %
Acapulco	7,335	3,148	(57.1)	129,171	78,695	(39.1)
Ciudad Juárez	37	25	(32.4)	245	1,062	333.5
Culiacán	1,034	1,065	3.0	7,009	6,300	(10.1)
Chihuahua	5,533	5,889	6.4	33,287	33,563	0.8
Durango	1,465	1,773	21.0	7,399	8,892	20.2
Mazatlán	20,569	18,236	(11.3)	227,427	193,501	(14.9)
Monterrey	61,147	68,930	12.7	343,512	376,183	9.5
Reynosa	111	37	(66.7)	642	139	(78.3)
San Luis Potosí	6,029	6,263	3.9	32,913	34,901	6.0
Tampico	3,614	3,526	(2.4)	21,048	21,324	1.3
Torreón	3,961	4,115	3.9	23,050	22,460	(2.6)
Zacatecas	9,889	4,506	(54.4)	51,097	23,519	(54.0)
Zihuatanejo	10,160	6,743	(33.6)	147,554	132,513	(10.2)
OMA Total	**130,884**	**124,256**	**(5.1)**	**1,024,354**	**933,052**	**(8.9)**

*Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

•	Website: http://www.oma.aero

•	Twitter: http://twitter.com/OMAeropuertos

•	Facebook: http://www.facebook.com/pages/OMA/137924482889484

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
By: /s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: July 12, 2011